VIA EDGAR

October 10, 2025

Division of Corporation Finance

Office of Crypto Assets
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	21Shares XRP ETF
Amendment No. 1 to Registration Statement on Form S-1
Filed August 22, 2025
File No. 333-282942

To Whom it May Concern:

On behalf of 21Shares XRP ETF (the “Trust”), submitted herewith via the EDGAR system are the Trust’s responses to the comments of the staff of the Office of Crypto Assets of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that the Staff provided in correspondence dated September 18, 2025 with respect to the Trust’s registration statement on Form S-1, as amended (the “Registration Statement”), filed on August 22, 2025.

For your convenience, we have restated your comments below followed by our responses. Capitalized terms used but not defined in this letter have the meaning given to them in Amendment No. 2 to the Registration Statement filed by the Trust on the date hereof (such registration statement being referred to herein as the “Pre-Effective Amendment”). We have incorporated any changes referenced below into the Pre-Effective Amendment.

General

Comment 1: To the extent that you intend to use a fact sheet, please provide us with a copy for our review.

Response: With respect to the Staff’s comment, the Trust confirms that it is not currently using a fact sheet, but in the event the Trust does use one, it will provide the fact sheet supplementary to the Staff.

Cover Page

Comment 2: Please disclose the price per share that will be paid by the Initial Seed Creation Investor for the Initial Seed Creation Baskets.

Response: With respect to the Initial Seed Creation Baskets, the Trust has not yet identified the price per share that will be paid by the Initial Seed Creation Investor but will do so in a subsequent filing.

Risk Factors, page 13

Comment 3: Under an appropriately captioned risk factor heading, please address the April 2025 malware attack on the JavaScript library for the XRP Ledger.

Response: With respect to the Staff’s comment, the Trust has revised the disclosure on page 33 of the Pre-Effective Amendment to provide disclosure relating to the April 2025 JavaScript Library malware attack.

The significant holdings of XRP by Ripple Labs and other early stakeholders, page 15

Comment 4: Please revise to discuss, to the extent material, any of the founders or early stakeholders who hold significant stake in XRP, including, for example, Chris Larsen.

Response: With respect to the Staff’s comment, the Trust has revised the disclosure on page 15 of the Pre-Effective Amendment to provide additional disclosure relating to the founders and early stakeholders of XRP who hold significant stakes in XRP, including Mr. Chris Larsen.

The trading prices of many digital assets, page 17

Comment 5: Please revise to provide quantitative examples of XRP’s historic volatilities.

Response: With respect to the Staff’s comment, the Trust has revised the disclosure on page 17 of the Pre-Effective Amendment to provide quantitative examples of historical volatilities in XRP’s market price.

XRP, XRP Markets and Regulation of XRP, page 57

Comment 6: Please revise this section to address the following:

•	Further discuss the background of, and the roles and functions of Ripple Labs and the XRP Ledger Foundation within the XRP ecosystem.

•	Disclose the nature and number of decentralized applications developed on the XRP ledger, as well as active developers, to the extent known.

Response: With respect to the Staff’s comment, the Trust has revised the disclosure on page 58 of the Pre-Effective Amendment to provide greater disclosure surrounding the roles and functions of Ripple Labs and the XRP Ledger Foundation. The Trust has also revised disclosure on page 59 of the Pre-Effective Amendment to provide enhanced disclosure about the nature and scope of decentralized applications developed on the XRP Ledger.

The Trust and XRP Prices – Use of the CME CF Ripple – Dollar Reference Rate – New York Variant, page 65

Comment 7: Please revise to provide a brief description of each of the Constituent Exchanges comprising the Pricing Benchmark, including where each platform is located and how they are licensed or regulated.

Response: With respect to the Staff’s comment, the Trust has revised the disclosure on page 68 of the Pre-Effective Amendment to provide greater disclosure as to each of the Constituent Exchanges comprising the Pricing Benchmark, including where they’re located and how each is licensed or regulated.

United States Federal Income Tax Consequences, page 104

Comment 8: We note that you discussion of tax consequences is based on the assumption that the Fund will be treated as a grantor trust for U.S. federal income tax purposes. Please revise to provide an opinion of counsel as to grantor trust status and describe the reasons for and level of any uncertainty, if applicable.

Response: With respect to the Staff’s comment, the Trust respectfully advises the Staff that it has existing disclosure on page 107 of the Pre-Effective Amendment, which has been reproduced below (emphasis added):

“The following discussion describes the material U.S. federal income tax consequences associated with the purchase, ownership and disposition of Shares by a U.S. Shareholder, and certain U.S. federal income consequences that may apply to an investment in Shares by a Non-U.S. Shareholder. The discussion represents, insofar as it describes conclusions as to U.S. federal income tax law and subject to the limitations and qualifications described below, the opinion of Dechert LLP. The opinion of Dechert LLP, however, is not binding on the United States Internal Revenue Service (the “IRS”) or on the courts, and does not preclude the IRS from taking a contrary position.”

Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at 212-698-3526.

Sincerely,

/s/ Allison M. Fumai
Allison M. Fumai, Esq.
Dechert LLP

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